SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 12, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated September 12, 2007, the Company reported that its Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held on October 10, 2007 at 1:00 pm, Buenos Aires time, at its headquarters at Bolivar 108, 1st floor, Autonomous City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to approve and sign the shareholders’ meeting minutes.-

2. Consideration of the documentation provided for in section 234, subsection 1 of Law 19,550, relating to the fiscal year ended June 30, 2007.-

3. Consideration of the Board’s performance.-

4. Consideration of the Surveillance Committee’s performance.-

5. Treatment and allocation of results of the fiscal year ended June 30, 2007, which recorded a $107,097,000 profit (Pesos one hundred and seven million ninety seven thousand).-

6. Consideration of the compensation payable to the Board of Directors in respect of the year ended June 30, 2007 in the amount of $8,153,000.- (PESOS EIGHT MILLION, ONE HUNDRED AND FIFTY THREE THOUSAND) in excess of the amount of $2,658,000,- (PESOS TWO MILLION SIX HUNDRED AND FIFTY EIGHT THOUSAND), surpassing the limit of FIVE PERCENT (5%) of profits fixed by section 261 of Law N° 19,550 and the Regulations of the Argentine Securities Commission (“CNV”), in view of the proposal not to distribute dividends.-

7. Consideration of the compensation payable to the Surveillance Committee in respect of the year ended June 30, 2007.-

8. Determination of the number of Regular Directors and alternate directors, if the case may be, and election thereof.-

9. Appointment of the regular and alternate members of the Surveillance Committee.-

10. Appointment of the Certifying Accountant for the next fiscal year and determination of the compensation payable thereto.-

11. Updating of the report relating to the shared services agreement.-

12. Capital stock increase by the sum of up to $280,000,000 par value (par value pesos two hundred and eighty million), by means of the issuance of up to 280,000,000 (Two hundred and eighty million) new book-entry shares of common stock of $1 (one peso) par value each and one vote per share, entitled to dividends under like conditions as those applicable to the shares that are outstanding at the moment of issue, to be publicly offered in Argentina or abroad. Determination of the standards to be applied by the Board of Directors for determining the issuance premium.

13. Delegation to the Board of Directors of the power to fix all the terms and conditions of the issuance that are not expressly determined by the Shareholders’ Meeting, with powers to make sub-delegations to one or more of the Company’s Directors or Managers, or to the persons authorized by it, including, without limitation: (i) the determination of the amount, time, form, issue premium, subscription price, payment conditions and further terms and conditions of the issue; (ii) application for authorization of the public offering and listing of the shares to be issued to the CNV and/or the Buenos Aires Stock Exchange and/or Mercado Abierto Electrónico and/or any other Argentine or foreign, public or private stock exchange or market, with their further being empowered to apply for authorization for any other kind of Public Offering to the CNV, the U.S. Securities and Exchange Commission and/or any other similar Argentine or foreign entity, and with powers to execute any kind of agreement with domestic and/or foreign financial institutions for them to subscribe and pay-in such shares for purposes of their placement in the domestic and/or international markets, and to carry out any act and deed as may be necessary and/or convenient to implement the resolutions passed at the Shareholders’ Meeting and (iii) the extension and/or adequacy of the Global Depositary Receipts program representative of Global Depositary Shares, effective as of the date hereof between the Company and The Bank of New York as depositary and delegation to the board of the determination of the terms, conditions and scope of such program.

14. Approval of an option without consideration to subscribe for the company’s common shares granted to the subscribers of the capital stock increase provided for in agenda item 12, pursuant to section 67 of Decree 677/01, which entitles to 1 (one) share for every three subscribed shares. Delegation to the board of the determination of the strike price of the options concurrently with the subscription price of the capital stock increase. Approval of the relevant capital stock increase to cover the exercise of the aforesaid options.

15. Reduction of the term for exercising preemptive and accretion rights to 10 calendar days pursuant to section 194 of Law 19,550 as amended (the “Business Companies Law”).

16. Consideration of the amendment to the following sections of the Corporate By-laws: (i) section nine (9), for it to conform to the provisions and criteria of Decree 677/01, (ii) section thirteen (13) for purposes of conforming the guarantees granted by directors to the regulations in force, and (iii) section sixteen (16) for purposes of incorporating the possibility of holding distance board meetings pursuant to the authorization provided for in section 65 of Decree 677/01.

Note: The Company’s record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362 C.A.B.A. and therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by CVSA and to submit same for purposes of its deposit at Florida 537, 18th Floor, C.A.B.A.(4322-0033) from 10:00 a.m. to 6:00 p.m. not later than October 04, 2007. Depositors shall be provided with the relevant Shareholders’ Meeting admission evidences. Upon dealing with items 11) through 16) the shareholders’ meeting shall qualify as an extraordinary meeting, and a quorum of 60% shall be required. The First Vice-Chairman elected pursuant to minutes of the Shareholders’ Meeting held on October 31, 2006 and Board Meeting held on November 3, 2006, for the distribution of offices exercising the chairmanship pursuant to minutes dated September 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 12, 2007.